   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 4, 1997
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                        BROWNING-FERRIS INDUSTRIES, INC.
                  (Name of Issuer and Person Filing Statement)

                             ---------------------

                   COMMON STOCK, PAR VALUE $.16 2/3 PER SHARE
                         (Title of Class of Securities)

                             ---------------------

                                   115885105
                     (CUSIP Number of Class of Securities)

                             ---------------------

                                GERALD K. BURGER
                          VICE PRESIDENT AND SECRETARY
                        BROWNING-FERRIS INDUSTRIES, INC.
                                757 N. ELDRIDGE
                              HOUSTON, TEXAS 77079
                                 (281) 870-8100
          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of the Person Filing Statement)

                                    COPY TO:
                                ARTHUR H. ROGERS
                          FULBRIGHT & JAWORSKI L.L.P.
                           1301 MCKINNEY, SUITE 5100
                              HOUSTON, TEXAS 77010
                                 (713) 651-5421

                               SEPTEMBER 4, 1997
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

==================================================================================================
                   TRANSACTION VALUATION*                            AMOUNT OF FILING FEE
--------------------------------------------------------------------------------------------------
$585,000,000                                                               $117,000
==================================================================================================

(*) Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 15,000,000 shares at $39.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previous Paid:                                         Not applicable.
Form or Registration No.:                                     Not applicable.
Filing Party:                                                 Not applicable.
Date Filed:                                                   Not applicable.

================================================================================

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Browning-Ferris Industries, Inc., a Delaware corporation (the "Company"), that has its principal executive offices at 757 N. Eldridge, Houston, Texas 77079. The information set forth on page 1 and under "Certain Information Concerning the Company" in Section 10 of the Offer to Purchase (as defined below) is incorporated herein by reference.

     (b) This Schedule relates to the offer by the Company to purchase up to 15,000,000 outstanding shares of Common Stock, par value $.16 2/3 per share (the "Shares") (including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of June 1, 1988, as amended, between the Company and First Chicago Trust Company of New York, as the Rights Agent), at a price not greater than $39.00 nor less than $34.00 per share, net to the seller in cash, specified by such stockholders, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 4, 1997 (the "Offer to Purchase"), and related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth under "Number of Shares; Proration" in Section 1 of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth under "Price Range of Shares; Dividends" in
Section 8 of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     (a) The information set forth under "Source and Amount of Funds" in Section 11 of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) to (j) The information set forth under "Purpose of the Offer; Certain Effects of the Offer" in Section 9 and "Certain Information Concerning the Company" in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth under "Transactions and Agreements Concerning the Shares" in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth under "Transactions and Agreements Concerning the Shares" in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth under "Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     (a) and (b) The information set forth under "Certain Information Concerning the Company" in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) to (e) None or not applicable.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)  Form of Offer to Purchase, dated September 4, 1997.

     (a)(2) Form of Letter of Transmittal, dated September 4, 1997, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(3) Form of Letter to Stockholders from Bruce E. Ranck, President and Chief Executive Officer of the Company, dated September 4, 1997.

     (a)(4)  Form of Notice of Guaranteed Delivery.

     (a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees, dated September 4, 1997.

     (a)(6)  Form of Letter to Clients, dated September 4, 1997.

     (a)(7) Form of Letter to Participants in the Company's Employee Stock Ownership and Savings Plan, dated September 4, 1997.

     (a)(8)  Form of Summary Advertisement, dated September 4, 1997.

     (a)(9)  Form of Press Release, dated September 3, 1997.

     (b)     Not applicable.

     (c)     None.

     (d)     None.

     (e)     Not applicable.

     (f)     None.

     (g)(1) Pages 37 to 81 of the Company's Annual Report on Form 10-K for the Year Ended September 30, 1996.

     (g)(2) The Company's Quarterly Report on Form 10-Q for the Quarter Ended June 30, 1997 (other than exhibits).

     (g)(3) Pages 2 to 14 of the Company's Quarterly Report on Form 10-Q for the Quarter ended June 30, 1996 (other than exhibits).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            BROWNING-FERRIS INDUSTRIES, INC.

                                            By:   /s/ JEFFREY E. CURTISS
                                              ----------------------------------
                                                      Jeffrey E. Curtiss
                                                  Senior Vice President and
                                                   Chief Financial Officer

Dated: September 4, 1997

                               INDEX TO EXHIBITS

    EXHIBIT
     NUMBER                              DESCRIPTION
    -------                              -----------
     (a)(1)      Form of Offer to Purchase, dated September 4, 1997.
     (a)(2)      Form of Letter of Transmittal, dated September 4, 1997,
                    together with Guidelines for Certification of Taxpayer
                    Identification Number on Substitute Form W-9.
     (a)(3)      Form of Letter to Stockholders from Bruce E. Ranck,
                    President and Chief Executive Officer of the Company,
                    dated September 4, 1997.
     (a)(4)      Form of Notice of Guaranteed Delivery.
     (a)(5)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Nominees, dated September 4, 1997.
     (a)(6)      Form of Letter to Clients, dated September 4, 1997.
     (a)(7)      Form of Letter to Participants in the Company's Employee
                    Stock Ownership and Savings Plan, dated September 4,
                    1997.
     (a)(8)      Form of Summary Advertisement, dated September 4, 1997.
     (a)(9)      Form of Press Release, dated September 3, 1997.
     (g)(1)      Pages 37 to 81 of the Company's Annual Report on Form 10-K
                    for the Year Ended September 30, 1996.
     (g)(2)      The Company's Quarterly Report on Form 10-Q for the Quarter
                    Ended June 30, 1997 (other than exhibits).
     (g)(3)      Pages 2 to 14 of the Company's Quarterly Report on Form 10-Q
                    for the Quarter Ended June 30, 1996 (other than
                    exhibits).

                                                                     EXHIBIT a.1
                        Browning-Ferris Industries, Inc.
                           Offer to Purchase for Cash
                  Up to 15,000,000 Shares of its Common Stock
           (Including the Associated Preferred Stock Purchase Rights)

                    At a Purchase Price Not Greater Than $39
                          Nor Less Than $34 Per Share

          THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
       12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, OCTOBER 1, 1997,
                         UNLESS THE OFFER IS EXTENDED.
                            ------------------------
    Browning-Ferris Industries, Inc., a Delaware corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, par value
$.16 2/3 per share (the "Shares") (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 1, 1988, as amended, between the Company and First Chicago Trust Company of New York, as the Rights Agent), at prices not greater than $39.00 nor less than $34.00 per Share, net to the seller in cash, specified by such stockholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). Unless the context otherwise requires, all references to Shares shall include the associated Rights. The Company will determine a single per Share price (not greater than $39.00 nor less than $34.00 per Share) that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by the tendering stockholders. The Company will select the Purchase Price that will enable it to purchase 15,000,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $39.00 nor less than $34.00 per Share) pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration and conditional tenders described herein. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration and conditional tenders will be returned. Stockholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering Shares in order to validly tender Shares.
                            ------------------------

    On September 3, 1997, the Board of Directors of the Company announced an increase in the regular quarterly cash dividend for the fourth quarter of the fiscal year ending September 30, 1997 to $.19 per Share. Shares tendered and purchased by the Company will be entitled to this regular quarterly cash dividend of $.19 per Share to be paid by the Company on October 6, 1997 to holders of record on September 19, 1997. See Section 8.
                            ------------------------

 THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.
   THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7.
                            ------------------------

                                   IMPORTANT
    Any stockholder desiring to tender all or any portion of his or her shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary, and either deliver the certificates for Shares to the Depositary along with the Letter of Transmittal or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 3 hereof or (ii) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction for him or her. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such broker, dealer, commercial bank, trust company or nominee if he or she desires to tender such Shares. Any stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply in a timely manner with the procedure for book-entry transfer, should tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 hereof.
                            ------------------------

 NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY
  STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY
    SHARES TO TENDER AND AT WHAT PRICE. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.
                            ------------------------

    The Shares are listed and principally traded on the New York Stock Exchange (the "NYSE"). On September 2, 1997, the last trading day prior to the announcement of the Offer, the last reported sale price of the Shares on the NYSE Composite Tape was $35 5/16 per Share. Stockholders are urged to obtain current market quotations for the Shares.
                            ------------------------

    Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal, Notice of Guaranteed Delivery or other tender offer materials may be directed to Morrow & Co., Inc. (the "Information Agent") or Morgan Stanley & Co. Incorporated (the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase.
                            ------------------------

                      The Dealer Manager for the Offer is:
                           MORGAN STANLEY DEAN WITTER

September 4, 1997

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

                             SECTION                                  PAGE
                             -------                                  ----
     Introduction................................................           3
 1.  Number of Shares; Proration.................................           4
 2.  Tenders by Holders of Fewer Than 100 Shares.................           5
 3.  Procedure for Tendering Shares..............................           6
 4.  Withdrawal Rights...........................................           8
 5.  Acceptance for Payment of Shares and Payment of Purchase
     Price.......................................................           9
 6.  Conditional Tender of Shares................................          10
 7.  Certain Conditions of the Offer.............................          10
 8.  Price Range of Shares; Dividends............................          12
 9.  Purpose of the Offer; Certain Effects of the Offer..........          13
10.  Certain Information Concerning the Company..................          14
11.  Source and Amount of Funds..................................          20
12.  Interests of Directors and Officers; Transactions and
     Agreements Concerning the Shares............................          20
13.  Certain Federal Income Tax Consequences.....................          20
14.  Extension of Tender Period; Termination; Amendments.........          23
15.  Fees and Expenses...........................................          24
16.  Miscellaneous...............................................          24
     The Company's Quarterly Report on Form 10-Q for the quarter
     ended June 30, 1997 (other than the exhibits thereto).......     Annex I

To the Holders of Common Stock of
Browning-Ferris Industries, Inc.:

INTRODUCTION

     This Offer to Purchase contains certain forward-looking statements that are based on the Company's expectations and, as such, are subject to uncertainty and risk. These statements should be read in conjunction with the "Regulation", "Competition" and "Waste Disposal Risk Factors" sections of the Company's Annual Report on Form 10-K for the year ended September 30, 1996 (the "Company's 1996 Annual Report") which describes many of the external factors that could cause the Company's actual results to differ materially from the Company's expectations. The Company's 1996 Annual Report is on file with the United States Securities Commission, a copy of which is available without charge upon written request to: Browning-Ferris Industries, Inc., P.O. Box 3151, Houston, Texas 77253, Attention: Secretary.

     Browning-Ferris Industries, Inc., a Delaware corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, par value
$.16 2/3 per share (the "Shares") (including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of June 1, 1988, as amended, between the Company and First Chicago Trust Company of New York, as the Rights Agent), at prices not greater than $39.00 nor less than $34.00 per Share, net to the seller in cash, specified by such stockholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). Unless the context otherwise requires, all references to Shares shall include the associated Rights.

     The Company will determine a single per Share price (not greater than $39.00 nor less than $34.00 per Share) that it will pay for Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the Purchase Price that will enable it to purchase 15,000,000 Shares (or such lesser number of Shares as is validly tendered at prices not greater than $39.00 nor less than $34.00 per Share) pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in Section 1), upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and conditional tenders described below. The Purchase Price will be paid in cash, net to the seller, with respect to all Shares purchased. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration or conditional tenders will be returned.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 7.

     Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to the Instructions to the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. The Company will pay all charges and expenses of Morgan Stanley & Co. Incorporated (the "Dealer Manager"), First Chicago Trust Company of New York (the "Depositary") and Morrow & Co., Inc. (the "Information Agent") incurred in connection with the Offer. See
Section 15. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE AND SIGN THE SUBSTITUTE FORM W-9 THAT IS INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO A REQUIRED FEDERAL INCOME TAX BACKUP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO SUCH STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTIONS 3 AND 13.

     Stockholders who are participants in the Dividend Reinvestment Plan (the "Reinvestment Plan") available to owners of Shares through First Chicago Trust Company of New York, which administers the Reinvestment Plan, may instruct First Chicago Trust Company of New York to tender part or all of the Shares held in their accounts under the Reinvestment Plan. See Section 3. Stockholders who are participants in the Company's Employee Stock Ownership and Savings Plan (the "Stock Ownership and Savings Plan") may instruct the trustee of such plan as set forth in the "Letter to Participants in the Company's Employee Stock Ownership and Savings Plan" to tender some or all of the Shares attributed to such participant's account. See Section 3.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

     As of September 2, 1997, the Company had issued and outstanding 204,472,625 Shares (excluding approximately 8,500,000 Shares held by the Company's Stock and Employee Benefit Trust) and had reserved 11,027,530 Shares for issuance upon exercise of outstanding stock options and with respect to performance shares. The 15,000,000 Shares that the Company is offering to purchase represent approximately 7.3% of the Shares then outstanding, or approximately 7.0% on a fully diluted basis (assuming the exercise of all outstanding stock options and the issuance of Shares underlying the performance shares, but excluding the Shares held by the Company's Stock and Employee Benefit Trust as well as Shares issuable in settlement of the Company's 7.25% Automatic Common Exchange Securities (the "BFI Exchange Securities")).

     A tender of Shares pursuant to the Offer will include a tender of the associated Rights. No separate consideration will be paid for such Rights. See
Section 8.

     The Shares are listed and principally traded on the New York Stock Exchange ("NYSE"). The Shares trade under the symbol "BFI". Stockholders are urged to obtain current market quotations for the Shares. See Section 8.

1. NUMBER OF SHARES; PRORATION.

     Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, the Company will purchase up to 15,000,000 Shares that are validly tendered on or prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) at a price (determined in the manner set forth below) not greater than $39.00 nor less than $34.00 per Share. The later of 12:00 midnight, New York City time, on Wednesday, October 1, 1997, or the latest time and date to which the Offer is extended, is referred to herein as the "Expiration Date". If the Offer is oversubscribed as described below, only Shares tendered at or below the Purchase Price on or prior to the Expiration Date will be eligible for proration.

     The Company will determine the Purchase Price taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the Purchase Price that will enable it to purchase 15,000,000 Shares (or such lesser number of Shares as is validly tendered and not withdrawn at prices not greater than $39.00 nor less than $34.00 per Share) pursuant to the Offer. The Company reserves the right to purchase more than 15,000,000 Shares pursuant to the Offer, but does not currently plan to do so. The Offer is not conditioned on any minimum number of Shares being tendered.

     In accordance with Instruction 5 of the Letter of Transmittal, each stockholder who wishes to tender Shares must specify the price (not greater than $39.00 nor less than $34.00 per Share) at which such stockholder is willing to have the Company purchase such Shares. As promptly as practicable following the Expiration Date, the Company will determine the Purchase Price (not greater than $39.00 nor less than $34.00 per Share) that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. All Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or conditional tenders, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

     Upon the terms and subject to the conditions of the Offer, if 15,000,000 or fewer Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase all such Shares (including fractional Shares). Upon the terms and subject to the conditions of the Offer, if more than 15,000,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, the Company will purchase Shares in the following order of priority:

          (a) all Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by any stockholder (an "Odd Lot Owner") who owned beneficially an aggregate of fewer than 100 Shares (including any Shares held in the Reinvestment Plan or the Stock Ownership and Savings Plan) as of the close of business on September 3, 1997 and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery; and

          (b) after purchase of all of the foregoing Shares, subject to the conditional tender provisions described in Section 6, all other Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date on a pro rata basis, if necessary (with appropriate adjustments to avoid purchases of fractional Shares, other than Shares held in the Reinvestment Plan or the Stock Ownership and Savings
     Plan).

     If proration of tendered Shares is required, because of the difficulty in determining the number of Shares validly tendered (including Shares tendered by the guaranteed delivery procedure described in Section 3) and as a result of the "odd lot" procedure described in Section 2 and conditional tender procedure described in Section 6, the Company does not expect that it will be able to announce the final proration factor or to commence payment for any Shares purchased pursuant to the Offer until approximately seven NYSE trading days after the Expiration Date. Proration for each stockholder tendering Shares other than Odd Lot Owners will be based on the ratio of the number of Shares tendered by such stockholder at or below the Purchase Price to the total number of Shares tendered by all stockholders other than Odd Lot Owners at or below the Purchase Price. This ratio will be applied to stockholders tendering Shares other than Odd Lot Owners to determine the number of Shares that will be purchased from each stockholder pursuant to the Offer. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Dealer Manager or the Information Agent and may also be able to obtain such information from their brokers.

     THE COMPANY EXPRESSLY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO PURCHASE ADDITIONAL SHARES PURSUANT TO THE OFFER. If (a) the Company increases or decreases the price to be paid for Shares, increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares or decreases the number of Shares being sought and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner described in Section 14, the Offer will be extended until the expiration of ten business days from the date of publication of such notice.

     The Company also expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. See Section 14. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

     For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     Copies of this Offer to Purchase, the Letter of Transmittal and Notice of Guaranteed Delivery are being mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES.

     All Shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of persons who each owned beneficially an aggregate of fewer than 100 Shares

(including Shares held in the Reinvestment Plan and fractional Shares) as of the close of business on September 3, 1997, will be accepted before proration, if any, of the purchase of other tendered Shares. See Section 1. Partial tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more Shares, even if such holders have separate stock certificates for fewer than 100 Shares. By accepting the Offer, a stockholder owning beneficially fewer than 100 Shares will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of such Shares in a transaction effected on a securities exchange.

     As of September 3, 1997, there were approximately 16,300 holders of record of Shares. Approximately 54% of these holders of record held individually fewer than 100 Shares and held in the aggregate approximately 176,000 Shares. Because of the large number of Shares held in the names of brokers and nominees, the Company is unable to estimate the number of beneficial owners of fewer than 100 Shares or the aggregate number of Shares they own. Any beneficial owner of fewer than 100 Shares (including Shares held in the Reinvestment Plan and fractional shares) who wishes to tender all of his or her Shares pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

3. PROCEDURE FOR TENDERING SHARES.

     To tender Shares validly pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary), in each case on or prior to the Expiration Date, or (b) the tendering holder of Shares must comply with the guaranteed delivery procedure described below.

     IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, A STOCKHOLDER MUST EITHER (A) CHECK THE BOX IN THE SECTION OF THE LETTER OF TRANSMITTAL CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY DUTCH AUCTION" OR (B) CHECK ONE OF THE BOXES IN THE SECTION OF THE LETTER OF TRANSMITTAL CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDER".

     A STOCKHOLDER WHO WISHES TO MAXIMIZE THE CHANCE THAT HIS OR HER SHARES WILL BE PURCHASED AT THE RELEVANT PURCHASE PRICE SHOULD CHECK THE BOX ON THE RELEVANT LETTER OF TRANSMITTAL MARKED, "SHARES TENDERED AT PRICE DETERMINED BY DUTCH AUCTION". NOTE THAT THIS ELECTION COULD RESULT IN SUCH STOCKHOLDER'S SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $34.00 PER SHARE. A STOCKHOLDER WHO WISHES TO INDICATE A SPECIFIC PRICE (IN MULTIPLES OF $.125) AT WHICH HIS OR HER SHARES ARE BEING TENDERED MUST CHECK A BOX UNDER THE SECTION CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDER" OF THE LETTER OF TRANSMITTAL IN THE TABLE LABELED "PRICE (IN DOLLARS) AT WHICH SHARES ARE BEING TENDERED". A STOCKHOLDER WHO WISHES TO TENDER SHARES AT MORE THAN ONE PRICE MUST COMPLETE SEPARATE LETTERS OF TRANSMITTAL FOR EACH PRICE AT WHICH SUCH SHARES ARE BEING TENDERED. THE SAME SHARES CANNOT BE TENDERED AT MORE THAN ONE PRICE.

     A TENDER OF SHARES WILL BE PROPER, IF, AND ONLY IF, ON THE APPROPRIATE LETTER OF TRANSMITTAL EITHER THE BOX IN THE SECTION CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY DUTCH AUCTION" OR ONE OF THE BOXES IN THE SECTION CAPTIONED "SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDER" IS CHECKED.

     The Depositary will establish an account with respect to the Shares at The Depository Trust Company and Philadelphia Depository Trust Company (collectively referred to as the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of either Book-Entry Transfer Facility may make delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any required signature guarantees and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to

Purchase on or prior to the Expiration Date, or the tendering holder of Shares must comply with the guaranteed delivery procedure described below. Delivery of the Letter of Transmittal and any other required documents to a Book-Entry Transfer Facility does not constitute delivery to the Depositary.

     Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States which is a participant in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if
(a) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

     If a stockholder desires to tender Shares pursuant to the Offer and cannot deliver certificates for such Shares and all other required documents to the Depositary on or prior to the Expiration Date or the procedure for book-entry transfer cannot be complied with in a timely manner, such Shares may nevertheless be tendered if all of the following conditions are met:

          (a) such tender is made by or through an Eligible Institution;

          (b) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (with any required signature guarantees) is received by the Depositary as provided below on or prior to the Expiration Date; and

          (c) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary no later than 5:00 p.m., New York City time, on the third NYSE trading day after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

     THE METHOD OF DELIVERY OF SHARES AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     TO AVOID FEDERAL INCOME TAX BACKUP WITHHOLDING EQUAL TO 31% OF THE GROSS PAYMENTS MADE PURSUANT TO THE OFFER, EACH STOCKHOLDER MUST NOTIFY THE DEPOSITARY OF SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE CERTAIN OTHER INFORMATION BY PROPERLY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL. FOREIGN STOCKHOLDERS (AS DEFINED IN SECTION 13) MAY BE REQUIRED TO SUBMIT A PROPERLY COMPLETED FORM W-8, CERTIFYING NON-UNITED STATES STATUS, IN ORDER TO AVOID BACKUP WITHHOLDING. IN ADDITION, FOREIGN STOCKHOLDERS MAY BE SUBJECT TO 30% (OR LOWER TREATY RATE) WITHHOLDING ON GROSS PAYMENTS RECEIVED PURSUANT TO THE OFFER (AS DISCUSSED IN SECTION 13). FOR A DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO TENDERING STOCKHOLDERS, SEE SECTION
13. EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR.

     It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person to tender Shares for his or her own account unless the person so tendering (a) has a net long position equal to or greater than the amount of (i) Shares tendered or (ii) other securities immediately convertible into, exercisable or exchangeable for the amount of Shares tendered and will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (b) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's representation and warranty that (a) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (b) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

     All questions as to the Purchase Price, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of or payment for Shares that may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in any tender of Shares. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

     A stockholder participating in the Reinvestment Plan who wishes to have First Chicago Trust Company of New York, which administers the Reinvestment Plan, tender Shares held in such participant's accounts in the Reinvestment Plan should so indicate by completing the box captioned "Dividend Reinvestment Plan Shares" in the Letter of Transmittal. Participants in the Reinvestment Plan are urged to read Instruction 13 of the Letter of Transmittal carefully. Any Reinvestment Plan Shares tendered but not purchased will be returned to the participant's Reinvestment Plan account.

     A stockholder participating in the Stock Purchase and Savings Plan who wishes to have the trustee of such plan tender Shares attributable to his or her account should so indicate by completing, executing and returning to such trustee the election form included in the notice sent to such participants. The participants in the Stock Purchase and Savings Plan cannot use the Letter of Transmittal to direct the tender of Shares, but must use the separate election form sent to them by the trustee. Participants in the Stock Purchase and Savings Plan are urged to read the separate election form and related materials carefully.

     On September 3, 1997, the Board of Directors of the Company declared a dividend of $.19 per Share payable on October 6, 1997 to stockholders of record on September 19, 1997. The dividend will be paid to such stockholders of record regardless of whether or when they tender their Shares pursuant to the Offer. Even if all of the Shares accumulated under the Reinvestment Plan by a participant through September 3, 1997 are purchased by the Company pursuant to the Offer, such participant's account will be credited with any Shares attributable to the October 6, 1997 dividend of $.19 per Share, and the stockholder's participation in the Reinvestment Plan will not be terminated. Soon after the Expiration Date and the payment for any Shares the Company accepts pursuant to the Offer, however, the Depositary will contact all stockholders who tendered and sold Shares out of their Reinvestment Plan accounts and inform them of their then current shareholdings (resulting from the October 6, 1997 dividend), and offer such stockholders an opportunity to liquidate that shareholding in their Reinvestment Plan accounts simply by contacting the Depositary.

4. WITHDRAWAL RIGHTS.

     Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after October 30, 1997 unless theretofore accepted for payment as provided in this Offer to Purchase. If the Company extends the period of time during which the Offer is open, is delayed in accepting for payment or paying for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, on behalf of the Company, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

     To be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at one of the Book-Entry Transfer Facilities to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE.

     Upon the terms and subject to the conditions of the Offer and as promptly as practicable after the Expiration Date, the Company will determine the Purchase Price, taking into account the number of Shares tendered and the prices specified by tendering stockholders, announce the Purchase Price, and will (subject to the proration and conditional tender provisions of the Offer) accept for payment and pay for Shares validly tendered at or below the Purchase Price. Thereafter, payment for all Shares validly tendered on or prior to the Expiration Date and accepted for payment pursuant to the Offer will be made by the Depositary by check as promptly as practicable. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal or facsimile thereof, and any other required documents.

     For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased) Shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares. The Company will pay for Shares that it has purchased pursuant to the Offer by depositing the Purchase Price therefor with the Depositary. The Depositary will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders, regardless of any delay in making such payment.

     Certificates for all Shares not purchased will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with a Book-Entry Transfer Facility) as promptly as practicable without expense to the tendering stockholder.

     Payment for Shares may be delayed in the event of difficulty in determining the number of Shares properly tendered or if proration is required. See Section
1. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 7.

     The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the

Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 7 to the Letter of Transmittal.

6. CONDITIONAL TENDER OF SHARES.

     Under certain circumstances and subject to the exceptions set forth in
Section 1, the Company may prorate the number of Shares purchased pursuant to the Offer. As discussed in Section 13, the number of Shares to be purchased from a particular stockholder might affect the tax treatment of such purchase to such stockholder and such stockholder's decision whether to tender. EACH STOCKHOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR. Accordingly, a stockholder may tender Shares subject to the condition that a specified minimum number of such holder's Shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any such Shares so tendered are purchased, and any stockholder desiring to make such a conditional tender must so indicate in the box captioned "Conditional Tender" in such Letter of Transmittal or, if applicable, the Notice of Guaranteed Delivery.

     Any tendering stockholder wishing to make a conditional tender must calculate and appropriately indicate such minimum number of Shares. If the effect of accepting tenders on a pro rata basis would be to reduce the number of Shares to be purchased from any stockholder (tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery) below the minimum number so specified, such tender will automatically be regarded as withdrawn (except as provided in the next paragraph) and all Shares tendered by such stockholder pursuant to such Letter of Transmittal or Notice of Guaranteed Delivery will be returned as promptly as practicable thereafter.

     If conditional tenders would otherwise be so regarded as withdrawn and would cause the total number of Shares to be purchased to fall below 15,000,000, then, to the extent feasible, the Company will select enough of such conditional tenders that would otherwise have been so withdrawn to permit the Company to purchase 15,000,000 Shares. In selecting among such conditional tenders, the Company will select by lot and will limit its purchase in each case to the designated minimum number of Shares to be purchased.

7. CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer, the Company will not be required to accept for payment or pay for any Shares tendered, and may terminate or amend and may postpone (subject to the requirements of the Exchange Act for prompt payment for or return of Shares) the acceptance for payment of Shares tendered, if at any time on or after September 3, 1997 and at or before acceptance for payment of any Shares any of the following shall have occurred:

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that (i) challenges the acquisition of Shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer or (ii) in the sole judgment of the Company, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal which, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares, (iii) materially impair the contemplated benefits of the Offer to the Company or (iv) materially affect the business, condition (financial or other), income, operations or prospects of the

     Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any if its subsidiaries;

          (c) it shall have been publicly disclosed or the Company shall have learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G on file with the Securities and Exchange Commission (the "Commission") on or prior to September 3, 1997) or (ii) any such person or group that on or prior to September 3, 1997 had filed such a Schedule with the Commission thereafter shall have acquired or shall propose to acquire whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional Shares representing 2% or more of the outstanding Shares;

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline in the market price of the Shares, (iii) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on the Company's business, condition (financial or other), income, operations, prospects or ability to obtain financing generally or the trading in the Shares, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in the Company's sole judgment, might affect, the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's sole judgment, a material acceleration or worsening thereof;

          (e) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger, acquisition or other business combination proposal for the Company, shall have been proposed, announced or made by any person;

          (f) there shall have occurred any event or events that have resulted, or may in the sole judgment of the Company result, in an actual or threatened change in the business, condition (financial or other), income, operations, stock ownership or prospects of the Company and its subsidiaries, taken as a whole; or

          (g) there shall have occurred any decline in the Dow Jones Industrial Average (7,879.78 at the close of business on September 2, 1997) or the Standard & Poor's Composite 500 Stock Index (927.58 at the close of business on September 2, 1997) by an amount in excess of 10% measured from the close of business on September 2, 1997;

and, in the sole judgment of the Company, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition, and any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

8. PRICE RANGE OF SHARES; DIVIDENDS.

     The Shares are listed and principally traded on the NYSE. The following table sets forth the high and low sales prices of the Shares on the NYSE Composite Tape and the cash dividends per Share for the Company's fiscal quarters indicated.

                                                                                                    CASH
                                                                                                  DIVIDENDS
                                                                               HIGH*     LOW*     PER SHARE
                                                                               -----     ----     ---------
Fiscal Year Ended September 30, 1995:       1st Quarter.....................  $32 3/8    $25 5/8    $.17
                                            2nd Quarter.....................   34 1/4     27 1/8     .17
                                            3rd Quarter.....................   37 7/8     32 3/4     .17
                                            4th Quarter.....................   40 5/8     30         .17

Fiscal Year Ended September 30, 1996:       1st Quarter.....................  $31 7/8    $27 3/8    $.17
                                            2nd Quarter......................  32 5/8     28         .17
                                            3rd Quarter.....................   32 7/8     27 7/8     .17
                                            4th Quarter.....................   29 1/8     21 3/8     .17

Fiscal Year Ended September 30, 1997:       1st Quarter.....................  $27 5/8    $24 1/8    $.17
                                            2nd Quarter.....................   32 7/8     25 3/4     .17
                                            3rd Quarter.....................   35 1/2     26 3/8     .17
                                            4th Quarter (to September 2,
                                                1997).......................   38 5/8     33 7/8     .19**

---------------

 * Information provided was obtained from The Wall Street Journal, and the Company believes such information to be accurate.

** Dividend declared by the Board of Directors of the Company for the fourth quarter of the fiscal year ending September 30, 1997, to be paid on October 6, 1997 to stockholders of record on September 19, 1997.

     On September 2, 1997, the last full NYSE trading day prior to the announcement of the Offer, the last reported sale price of the Shares on the NYSE Composite Tape was $35 5/16 per Share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     On September 3, 1997, the Board of Directors of the Company announced an increase in the regular quarterly cash dividend for the fourth quarter of the fiscal year ending September 30, 1997 to $.19 per Share. Shares tendered and purchased by the Company will be entitled to this regular quarterly cash dividend of $.19 per Share to be paid by the Company on October 6, 1997 to holders of record on September 19, 1997.

     On June 1, 1988, the Board of Directors of the Company declared a dividend distribution of one Right on each share of Common Stock outstanding at the close of business on June 13, 1988, and in connection therewith entered into the Rights Agreement, dated as of June 1, 1988, as amended, between the Company and Texas Commerce Bank National Association, subsequently succeeded by First Chicago Trust Company of New York, as the Rights Agent.

     When exercisable, each Right will entitle the registered holder to purchase one one-hundredth of a share of Series A Participating Preferred Stock at an exercise price of $110.00, subject to adjustment. The Rights will not be exercisable prior to the expiration of the Company's right to redeem the Rights. The Company is entitled to redeem the Rights at $.05 per Right (subject to adjustment) up to and including the tenth business day (twentieth business day if the Board of Directors so determines) after the acquisition by a person of beneficial ownership of shares of the Company's stock having 20% or more of the general voting power of the Company. The Rights will expire on June 13, 1998, unless earlier redeemed.

     In general, the Rights Agreement provides that if the Company is acquired in a merger or other business combination transaction on or at any time after the date on which a person obtains ownership of stock having 20% or more of the Company's general voting power ("Stock Acquisition Date"), provision must be made prior to the consummation of such transaction to entitle each holder of a Right (except as provided in the Rights Agreement) to purchase at the exercise price a number of the acquiring company's common shares having a market value (determined as provided in the Rights Agreement) at the time of such transaction of two times the exercise price of the Right. The Rights Agreement also provides that in the event of (a) the acquisition of the Company on or at any time after the Stock Acquisition Date in a merger or other business combination transaction in which the Company's Common Stock remains outstanding and unchanged, (b) certain self-dealing transactions by a 20% or greater stockholder, (c) the acquisition by a person of at least 30% of the general voting power of the Company or (d) an increase in the ownership interest of a 20% or greater stockholder by more than 1% as a result of the occurrence of any of certain events specified in the Rights Agreement, then, in each such case, each holder of a Right (except as provided in the Rights Agreement) will have the right to receive, upon payment of the exercise price, a number of shares of Series A Participating Preferred Stock having a market value (determined as provided in the Rights Agreement) at the time of such transaction of two times the exercise price of a Right.

     The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement, a copy of which has been included as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1988, and copies of the amendments thereto to which have been included as exhibits to the Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1989, March 31, 1990 and March 31, 1996, in each case filed with the Commission. Such reports and exhibits may be obtained from the Commission in the manner provided in Section 16.

9. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

     The Company believes that the purchase of the Shares at this time will benefit the Company and its stockholders over the long term through enhanced earnings per share and will result in a capital structure more consistent with the Company's business strategy. The Company has made significant progress during this fiscal year in improving profitability and increasing cash flow. The Company has significantly reduced the level of capital expenditures in fiscal 1997 compared to fiscal 1996, and has divested a significant amount of underperforming assets during the course of the year. The Company will also receive approximately $410 million from the settlement of the BFI Exchange Securities in fiscal 1998.

     Prior to the announcement of the Offer, the Company had been considering a variety of alternatives for the use of excess cash with the goal of enhancing stockholder value. The Company has determined that the action taken by the Board of Directors on September 3, 1997 to increase the dividend to $.19 per share, combined with the authorization of a $1.0 billion share repurchase program (including the Offer), accomplishes this objective in an efficient manner. A significant portion of the repurchase program is expected to be effected pursuant to the Offer; however, in addition to the Offer, the Company intends to commence purchases of additional Shares or BFI Exchange Securities from time to time in the open market, in privately negotiated transactions or otherwise. See
Section 12. The Company expects any such purchase of additional Shares or BFI Exchange Securities to be completed by September 30, 1998. Any such purchase may be on the same terms or on terms that are more or less favorable to stockholders than the terms of the Offer. However, under the Exchange Act rules, the Company and its affiliates are prohibited from purchasing any Shares and BFI Exchange Securities, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares and the BFI Exchange Securities, the results of the Offer, the Company's business and financial position and general economic and market conditions.

     The Offer will afford to stockholders who are considering the sale of all or a portion of their Shares the opportunity to determine the price at which they are willing to sell their Shares and, in the event the Company accepts such Shares for purchase, to dispose of Shares without the usual transaction costs associated with a market sale. The Offer will also allow qualifying stockholders owning beneficially fewer than 100 Shares to avoid the payment of brokerage commissions and the applicable odd lot discount payable on a sale of Shares in a transaction effected on a securities exchange. Correspondingly, the costs to the Company for servicing the accounts of odd lot holders will be reduced. See
Section 2.

     As of September 2, 1997, the Company had issued and outstanding 204,472,625 Shares (excluding approximately 8,500,000 Shares held by the Company's Stock and Employee Benefit Trust) and had reserved

11,027,530 Shares for issuance upon exercise of outstanding stock options and with respect to performance shares. The 15,000,000 Shares that the Company is offering to purchase represent approximately 7.3% of the Shares then outstanding. As of September 2, 1997, all directors and executive officers of the Company as a group owned beneficially an aggregate of 3,425,035 Shares (including an aggregate of 2,326,000 Shares that may be acquired pursuant to the exercise of outstanding stock options exercisable within 60 days of the date hereof) or approximately 1.7% of the Shares then outstanding. The Company has been advised that no director or executive officer intends to tender Shares pursuant to the Offer. If the Company purchases 15,000,000 Shares pursuant to the Offer and no director or executive officer of the Company tenders Shares, the percentage of outstanding Shares owned beneficially by all of the Company's directors and executive officers as a group would increase to approximately 1.8% of the Shares then outstanding (including for this purpose, Shares that may be acquired by such directors and executive officers pursuant to the exercise of outstanding stock options exercisable within 60 days of the date hereof).

     Stockholders who determine not to accept the Offer will obtain a proportionate increase in their ownership interest in the Company. After consummation of the Offer, increases or decreases in net income will likely be reflected in greater increases or decreases in earnings per Share than is presently the case because of the smaller number of Shares outstanding thereafter.

     Shares that the Company acquires pursuant to the Offer will become authorized but unissued Shares and will be available for issuance by the Company without further stockholder action (except as may be required by applicable law or the rules of the securities exchanges on which the Shares are listed). Such Shares could be issued without stockholder approval for, among other things, acquisitions, settlement of the BFI Exchange Securities, the raising of additional capital for use in the Company's business, stock dividends or in connection with employee stock, stock option and other plans or a combination thereof.

     Except as disclosed in this Offer to Purchase, the Company has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (f) any other material change in the Company's corporate structure or business; (g) any change in the Company's Restated Certificate of Incorporation or By-Laws, as amended, or any actions which may impede the acquisition of control of the Company by any person; (h) a class of equity security of the Company being delisted from a national securities exchange; (i) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

     The Company does not believe that the Offer will result in delisting of the Shares on the NYSE or termination of registration of the Shares under the Exchange Act.

     NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER ALL OR ANY SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND AT WHAT PRICE. THE COMPANY HAS BEEN ADVISED THAT NO DIRECTOR OR EXECUTIVE OFFICER INTENDS TO TENDER SHARES PURSUANT TO THE OFFER.

10. CERTAIN INFORMATION CONCERNING THE COMPANY.

     The Company is one of the largest publicly-held companies that engages, through its subsidiaries and affiliates, in providing waste services. The Company collects, transports, treats and/or processes, recycles and disposes of commercial, residential and municipal solid waste and industrial waste. The Company also is involved in waste-to-energy conversion, medical waste services, portable restroom services and municipal and commercial sweeping operations.

     The Company, a Delaware corporation, was incorporated on October 26, 1970. The Shares are listed and principally traded on the NYSE under the symbol "BFI". The Company's executive offices are located at 757 N. Eldridge, Houston, Texas 77079, and its telephone number is (281) 870-8100.

     During fiscal 1996, the Company began implementing a strategic refocus to emphasize internal growth rather than external growth and to more closely align the Company's performance objectives with its stockholders' interests. To support this strategy, the Company realigned its North American operating organization, revised its financial strategies, implemented revised incentive compensation plans for employees and reduced its capital expenditures budget for the fiscal year ending September 30, 1997 as compared to historic levels of such expenditures.

     In August 1996, the Company realigned its North American operating organization along functional lines into five groups: sales and marketing, collection, post-collection, business development and business analysis. Each functional group is led by an officer in Houston who reports to the Company's chief operating officer. The Company's North American regions and divisions were consolidated into thirteen market areas, each of which includes area vice presidents responsible for one of the five functional groups within the market area. Each market area is headed by a market area vice president who reports directly to the Company's chief operating officer and is responsible for coordinating the activities of the functional area vice presidents within his market area. The realignment is intended to increase the expertise and efficiency of each function, improve and integrate customer service, accelerate company-wide adoption of best practices and increase oversight and discipline respecting capital expenditures.

     The Company announced the following revised long-term financial goals in October 1996: (a) to generate cash returns on assets in excess of the weighted average cost of capital; (b) to increase profits at a faster pace than the increase in revenues; and (c) to maintain a strong credit rating appropriate for supporting business operations. To more closely align management interests to stockholder interests, the Company also revised its long-term incentive compensation plans for management to reallocate a significant portion of management's stock option participation to performance-based restricted stock that will vest only as certain performance measures are attained.

     In October 1996, the Company also announced its plans to sell its Italian operations, divest certain domestic and international non-core business assets and operations and close certain recycling facilities not expected to achieve desired performance objectives. In July 1997, the Company announced that it had completed the initial phase of its planned divestitures with the sale of operating facilities in North America, representing approximately $260 million in revenues, and the sale of certain of its European operations, including the Company's Italian operations, representing approximately $190 million in revenues. The Company also announced that future divestitures, with revenues exceeding $230 million from North American and international operations, would be completed in the next six to nine months.

     During fiscal 1997, a redeployment and retraining of the sales force was completed which enabled sales personnel to better focus on the Company's customers. In addition, a planned reduction in selling, general and administrative expense ("SG&A") resulted in SG&A constituting a lower percentage of revenues for the first nine months of fiscal 1997 compared to the same period for the prior year. The Company is also continuing its strategic reviews of underperforming marketplaces to identify actions to improve business operations or candidates for divestiture.

     The Company expects to receive on June 30, 1998 proceeds of approximately $410 million from the settlement of the BFI Exchange Securities. Under the terms of the BFI Exchange Securities, the Company currently is required to issue between approximately 9.6 million and 11.5 million shares of Common Stock when the cash proceeds are received by the Company.

  Summary Historical Consolidated Financial Information

     The following is a summary of certain historical consolidated financial information regarding the Company for the periods indicated. The summary financial information (other than the ratio of earnings to fixed charges) set forth below for the years ended September 30, 1996 and 1995 is summarized or prepared from the audited consolidated financial statements set forth in the Company's 1996 Annual Report. The financial information (other than the ratio of earnings to fixed charges) set forth below for the nine months ended June 30, 1997 and 1996 is summarized or prepared from the unaudited consolidated financial statements set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 (the "Company's 1997 Third Quarter 10-Q") and the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (the "Company's 1996 Third Quarter 10-Q"), which have been prepared on a basis substantially consistent with the audited consolidated financial statements, and reflect, in the opinion of management, all adjustments necessary to a fair presentation of the financial position and results of operations for such periods. The results for the nine months ended June 30, 1997 are not necessarily indicative of the results for the full year. The Company's 1997 Third Quarter 10-Q (other than the exhibits thereto) is attached to this Offer to Purchase as Annex I. The information presented below should be read in conjunction with the Company's consolidated financial statements and the notes thereto, incorporated by reference herein. Copies of the Company's 1997 Third Quarter 10-Q, the Company's 1996 Third Quarter 10-Q and the Company's 1996 Annual Report, in each case complete with exhibits, may be obtained as described in Section 16.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
               (IN MILLIONS, EXCEPT RATIOS AND PER SHARE AMOUNTS)

                                                               NINE MONTHS       YEAR ENDED
                                                             ENDED JUNE 30,     SEPTEMBER 30,
                                                             ---------------   ---------------
                                                              1997     1996     1996     1995
                                                             ------   ------   ------   ------
                                                               (UNAUDITED)
OPERATING STATEMENT DATA:
Revenues...................................................  $4,380   $4,276   $5,779   $5,779
Income before special charges and extraordinary items......  $  235   $  206   $  273   $  385
Income (loss) before extraordinary items...................  $  185   $  206   $  (89)  $  385
Net income (loss)..........................................  $  180   $  194   $ (101)  $  385
Income (loss) per common and common equivalent share:
  Income (loss) before extraordinary items.................  $  .91   $ 1.03   $ (.44)  $ 1.93
  Net income (loss)........................................  $  .89   $  .97   $ (.50)  $ 1.93
Number of common and common equivalent shares used in
  computing earnings per share.............................     203      200      201      199
Ratio of earnings to fixed charges before special
  charges..................................................    3.02x    2.84x    2.77x    4.04x
Ratio of earnings to fixed charges.........................    2.59x    2.84x    1.02x    4.04x

                                                               AT JUNE 30,     AT SEPTEMBER 30,
                                                             ---------------   -----------------
                                                              1997     1996     1996      1995
                                                             ------   ------   -------   -------
                                                               (UNAUDITED)
BALANCE SHEET DATA:
Working capital (deficit)..................................  $   75   $   39    $  (11)   $    8
Total assets...............................................  $6,902   $7,828    $7,601    $7,460
Total long-term debt, net of current portion...............  $2,111   $2,773    $2,767    $2,411
Total common stockholders' equity..........................  $2,596   $2,826    $2,510    $2,742
Book value per common share................................  $12.74   $14.06    $12.47    $13.79

---------------

         NOTES TO SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

(1) Financial information for the nine months ended June 30, 1997 includes:

          (a) Special charges of $84 million ($50 million, or $.25 per share, after income taxes) which were reported in the third quarter of fiscal 1997. Included in these special charges were non-cash expenses of $53 million due to cumulative foreign currency translation losses associated with the sale of Italian business operations and $96 million for anticipated losses related to decisions to divest additional underperforming or non-core business operations and assets located primarily in the United Kingdom, the Netherlands and the United States. These losses were offset partially by net gains of $65 million arising largely from 34 divestitures completed in the third quarter of fiscal 1997, principally in North America.

          (b) An extraordinary item recorded in the second quarter of fiscal 1997 of $3.1 million, after income tax, or approximately $.02 per share, related to one of the Company's unconsolidated affiliates, American Ref-Fuel Company of Hempstead. This affiliate incurred a pre-tax charge to expense of $9.6 million associated with the redemption of approximately $250 million principal amount of Series 1985 Bonds, which were refinanced.

          (c) Extraordinary charges to the Company's net income of $1.7 million, after income tax, or approximately $.01 per share, related to the Company's redemption of $160 million of private placement notes previously scheduled to mature in fiscal 1998 and $11.8 million of tax-exempt debt associated with a landfill in Arizona sold by the Company.

(2) Financial information for the nine months ended June 30, 1996 includes:

          (a) An extraordinary charge of $12.2 million, after income taxes, or approximately $.06 per share, related to the redemption of the Company's Convertible Subordinated Debentures.

(3) Financial information for the year ended September 30, 1996 includes:

          (a) Special charges of $447 million ($362 million, or $1.80 per share, after income taxes) which were recorded in the fourth quarter of fiscal 1996. Charges of $349 million resulted principally from management decisions to sell the Company's Italian operations, divest certain domestic and international non-core business assets and operations and close certain recycling facilities not expected to achieve desired performance objectives. The remainder of the special charges related to the writedown to fair value of the Company's investment in the Azusa, California landfill.

          (b) An extraordinary charge of $12.2 million, after income taxes, or approximately $.06 per share, related to the redemption of the Company's Convertible Subordinated Debentures.

(4) For additional information relating to the Summary Historical Consolidated Financial Information, reference is made to the Company's consolidated financial statements and related notes thereto contained in the Company's 1997 Third Quarter 10-Q attached hereto as Annex I and the Company's 1996 Third Quarter 10-Q and the Company's 1996 Annual Report, each of which is incorporated by reference herein.

  Summary Unaudited Consolidated Pro Forma Financial Information

     The following summary unaudited consolidated pro forma financial information gives effect to the purchase of Shares pursuant to the Offer, based on the assumptions described in the Notes to Summary Unaudited Consolidated Pro Forma Financial Information and give effect to the purchase of Shares pursuant to the Offer as if it had occurred on the first date of each of the periods presented, with respect to the operating statement data, and on June 30, 1997 and September 30, 1996, with respect to the balance sheet data. The summary unaudited consolidated pro forma financial information should be read in conjunction with the summary historical consolidated financial information and does not purport to be indicative of the results that would actually have been obtained, or results that may be obtained in the future, or the financial condition that would have resulted had the purchase of the Shares pursuant to the Offer been completed at the dates indicated.

         SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION
               (IN MILLIONS, EXCEPT RATIOS AND PER SHARE AMOUNTS)

                                 NINE MONTHS ENDED JUNE 30, 1997         YEAR ENDED SEPTEMBER 30, 1996
                               ------------------------------------   ------------------------------------
                                             PRO FORMA                              PRO FORMA
                               HISTORICAL   ADJUSTMENTS   PRO FORMA   HISTORICAL   ADJUSTMENTS   PRO FORMA
                               ----------   -----------   ---------   ----------   -----------   ---------
OPERATING STATEMENT DATA:
Revenues.....................    $4,380                    $4,380       $5,779                    $5,779
Income before special charges
  and extraordinary items....    $  235        $ (15)      $  220       $  273        $ (20)      $  253
Income (loss) before
  extraordinary items........    $  185        $ (15)      $  170       $  (89)       $ (20)      $ (109)
Net income (loss)............    $  180        $ (15)      $  165       $ (101)       $ (20)      $ (121)
Income (loss) per common and
  common equivalent share:
  Income (loss) before
     extraordinary items.....    $  .91                    $  .90       $ (.44)                   $ (.59)
  Net income (loss)..........    $  .89                    $  .88       $ (.50)                   $ (.65)
Number of common and common
  equivalent shares used in
  computing earnings per
  share......................       203          (15)         188          201          (15)         186
Ratio of earnings to fixed
  charges before special
  charges....................      3.02x                     2.67x        2.77x                     2.45x
Ratio of earnings to fixed
  charges....................      2.59x                     2.29x        1.02x                     0.91x

                                         AT JUNE 30, 1997                    AT SEPTEMBER 30, 1996
                               ------------------------------------   ------------------------------------
                                             PRO FORMA                              PRO FORMA
                               HISTORICAL   ADJUSTMENTS   PRO FORMA   HISTORICAL   ADJUSTMENTS   PRO FORMA
                               ----------   -----------   ---------   ----------   -----------   ---------
BALANCE SHEET DATA:
Working capital (deficit)....    $   75        $(177)      $ (102)      $  (11)       $(177)      $ (188)
Total assets.................    $6,902                    $6,902       $7,601                    $7,601
Total long-term debt, net of
  current portion............    $2,111        $ 410       $2,521       $2,767        $ 410       $3,177
Total common stockholders'
  equity.....................    $2,596        $(587)      $2,009       $2,510        $(587)      $1,923
Book value per common
  share......................    $12.74                    $10.64       $12.47                    $10.32

    NOTES TO SUMMARY UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL INFORMATION

(1) Financial information for the nine months ended June 30, 1997 includes:

     (a) Special charges of $84 million ($50 million, or $.25 per share, after income taxes) which were reported in the third quarter of fiscal 1997. Included in these special charges were non-cash expenses of $53 million due to cumulative foreign currency translation losses associated with the sale of Italian business operations and $96 million for anticipated losses related to decisions to divest additional underperforming or non-core business operations and assets located primarily in the United Kingdom, the Netherlands and the United States. These losses were offset partially by net gains of $65 million arising largely from 34 divestitures completed in the third quarter of fiscal 1997, principally in North America.

     (b) An extraordinary item recorded in the second quarter of fiscal 1997 of $3.1 million, after income tax, or approximately $.02 per share, related to one of the Company's unconsolidated affiliates, American Ref-Fuel Company of Hempstead. This affiliate incurred a pre-tax charge to expense of $9.6 million associated with the redemption of approximately $250 million principal amount of Series 1985 Bonds, which were refinanced.

     (c) Extraordinary charges to the Company's net income of $1.7 million, after income tax, or approximately $.01 per share, related to the Company's redemption of $160 million of private placement notes previously scheduled to mature in fiscal 1998 and $11.8 million of tax-exempt debt associated with a landfill in Arizona sold by the Company.

(2) Financial information for the year ended September 30, 1996 includes:

     (a) Special charges of $447 million ($362 million, or $1.80 per share, after income taxes) which were recorded in the fourth quarter of fiscal 1996. Charges of $349 million resulted principally from management decisions to sell the Company's Italian operations, divest certain domestic and international non-core business assets and operations and close certain recycling facilities not expected to achieve desired performance objectives. The remainder of the special charges related to the writedown to fair value of the Company's investment in the Azusa, California landfill.

     (b) An extraordinary charge of $12.2 million, after income taxes, or approximately $.06 per share, related to the redemption of the Company's Convertible Subordinated Debentures.

(3) The following assumptions were made in presenting the summary unaudited consolidated pro forma financial information:

     (a) The information assumes that 15,000,000 Shares are purchased and retired at $39.00 per Share. There can be no assurance that the Company will purchase 15,000,000 Shares or at what price any Shares will be purchased.

     (b) Expenses directly related to the Offer are assumed to be $2 million and have been charged against additional paid-in capital.

     (c) The purchase price is assumed to be financed with commercial paper at an interest rate of 5.75%. However, while the Company is unable to predict its level of cash on hand at the close of the Offer, such cash, together with proceeds from the settlement of the BFI Exchange Securities, cash flow from operations and proceeds from the divestiture of business operations and assets, is expected to be sufficient to fund a portion of the purchase price and to retire any commercial paper issued to fund the balance within one year.

     (d) The Company's effective tax rate is 40%.

(4) Earnings per share are computed by dividing net income by the weighted average common and common equivalent shares outstanding during the year, giving effect in the case of the pro forma amount to the Share repurchase contemplated herein. The only dilutive common stock equivalents included in the earnings per share calculation are outstanding stock options. Excluding the matters discussed in Note 1 above, earnings per share for the nine months ended June 30, 1997 would have been $1.16 (or $1.17 on a pro forma basis). Excluding the matters discussed in Note 2 above, earnings per share for the year ended September 30, 1996 would have been $1.36 (also $1.36 on a pro forma basis.).

(5) Book value per share is calculated by dividing common stockholders' equity by the number of common and pro forma common shares outstanding at the end of the period.

(6) For purposes of computing the ratio of earnings to fixed charges, "earnings" has been calculated by adding to the caption "income before income taxes, minority interest and extraordinary items", fixed charges, excluding capitalized interest, and by deducting equity in earnings of affiliates less than 50% owned. "Fixed charges" consists of interest expense whether capitalized or expensed, amortization of debt costs, and the portion of rents representing the interest factor which the Company generally calculates as one-third of rental expense. The interest expense portion of fixed charges includes interest expense and interest costs capitalized related to the Company's proportionate share of 50%-owned subsidiaries and has been reduced by capitalized interest income earned on proceeds primarily from tax-exempt financings of such 50%-owned subsidiaries.

(7) For additional information relating to the Summary Unaudited Consolidated Pro Forma Financial Information, reference is made to the Company's consolidated financial statements and related notes thereto contained in the Company's 1997 Third Quarter 10-Q attached hereto as Annex I and the Company's 1996 Annual Report, which is incorporated herein by reference.

11. SOURCE AND AMOUNT OF FUNDS.

     Assuming the Company purchases 15,000,000 Shares pursuant to the Offer at a purchase price of $39.00 per Share, the Company expects the maximum aggregate cost to be approximately $587 million (including estimated expenses). It is anticipated that the Company will fund the purchase of Shares pursuant to the Offer and the payment of related fees and expenses with proceeds of commercial paper, which the Company expects to repay within one year through proceeds from asset dispositions, cash from operations and proceeds from the settlement of the BFI Exchange Securities.

12. INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND AGREEMENTS CONCERNING THE SHARES.

     Except as described below, neither the Company, nor any subsidiary of the Company nor, to the best of the Company's knowledge, any of the Company's directors or executive officers, nor any affiliates of any of the foregoing, had any transactions involving the Shares during the 40 business days prior to the date hereof. On August 4, 1997, one director of the Company sold an aggregate of 87,987 Shares for an average sales price of $36.04 per share. On August 12, 1997, one of the Company's officers sold an aggregate of 6,000 Shares for $35.38 per share.

     Except for outstanding options to purchase Shares granted from time to time to certain employees (including executive officers) and non-employee directors of the Company pursuant to the Company's stock option plans and performance shares granted from time to time to certain employees (including executive officers) pursuant to the Company's incentive compensation programs and except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding or proxies, consents or authorizations.

13. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     In General. The following summary describes certain United States federal income tax consequences relating to the Offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), and existing final, temporary and proposed Treasury Regulations, Revenue Rulings and judicial decisions, all of which are subject to prospective and retroactive changes. The summary deals only with Shares held as capital assets within the meaning of Section 1221 of the Code and does not address tax consequences that may be relevant to investors in special tax situations, such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, or stockholders holding the Shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. The Company will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States federal income tax treatment of the Offer and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. Accordingly, each stockholder should consult its own tax advisor with regard to the Offer and the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to its particular situation.

     Characterization of the Sale. A sale of Shares by a stockholder of the Company pursuant to the Offer will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances. Under Section 302 of the Code, a sale of Shares by a stockholder to the Company pursuant to the Offer will be treated as a "sale or exchange" of such Shares for United States federal income tax purposes (rather than as a dividend distribution by the Company with respect to the Shares held by the tendering stockholder) if the receipt of cash upon such sale (a) is "substantially disproportionate" with respect to the stockholder,
(b) results in a "complete redemption" of the Shares owned by the stockholder, or (c) is "not essentially equivalent to a dividend" with respect to the stockholder (each as described below).

     If any of the above three tests is satisfied, and the sale of the Shares is therefore treated as a "sale or exchange" of such Shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the stockholder's tax basis in the Shares sold pursuant to the Offer. Any such gain or loss will be capital gain or loss. Stockholders should consult their own tax advisors concerning the tax treatment of capital gains and losses.

     If none of the above three tests is satisfied, the tendering stockholder would be treated as having received a dividend, to the extent the Company has earnings and profits, which would be includible in gross income in an amount equal to the entire amount of cash received by the stockholder pursuant to the Offer (without reduction for the tax basis of the Shares sold pursuant to the Offer), no loss would be recognized, and the tendering stockholder's basis in the Shares sold pursuant to the Offer would be added to such stockholder's basis in its remaining Shares, if any.

     In determining whether any of the three tests under Section 302 of the Code is satisfied, each stockholder must take into account not only the Shares which are actually owned by the stockholder, but also Shares which are constructively owned by the stockholder within the meaning of Section 318 of the Code. Under
Section 318 of the Code, a stockholder may constructively own Shares actually owned, and in some cases constructively owned, by certain related individuals or entities and Shares which the stockholder has the right to acquire by exercise of an option or by conversion. Each stockholder should be aware that because proration may occur in the Offer, even if all the Shares actually and constructively owned by a stockholder are tendered pursuant to the Offer, fewer than all of such Shares may be purchased by the Company. Thus, proration may affect whether a sale by a stockholder pursuant to the Offer will meet any of the three tests under Section 302 of the Code. See Section 6 for information regarding each stockholder's option to make a conditional tender of a minimum number of Shares. A stockholder should consult its own tax advisor regarding whether to make a conditional tender of a minimum number of Shares, and the appropriate calculation thereof.

     Section 302 Tests. The receipt of cash by a stockholder will be "substantially disproportionate" if the percentage of the outstanding Shares actually and constructively owned by the stockholder immediately following the sale of Shares pursuant to the Offer (treating as not outstanding all Shares purchased pursuant to the Offer) is less than 80% of the percentage of the outstanding Shares actually and constructively owned by such stockholder immediately before the sale of Shares pursuant to the Offer (treating as outstanding all Shares purchased pursuant to the Offer). Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

     The receipt of cash by a stockholder will be a "complete redemption" of all the Shares owned by the stockholder if either (a) all of the Shares actually and constructively owned by the stockholder are sold pursuant to the Offer, or (b) all of the Shares actually owned by the stockholder are sold pursuant to the Offer and, with respect to Shares constructively owned by the stockholder which are not sold pursuant to the Offer, the stockholder is eligible to waive (and effectively waives) constructive ownership of all such Shares under procedures described in Section 302(c)(2) of the Code.

     Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, a stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test, if the stockholder's sale of Shares pursuant to the Offer results in a "meaningful reduction" in the stockholder's interest in the Company. Whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend" will depend upon the individual stockholder's facts and circumstances. The IRS has indicated in published rulings that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." The IRS held in Rev. Rul. 76-385, 1976-2 C.B. 92, that a reduction in the percentage ownership interest of a stockholder in a publicly held corporation from .0001118% to .0001081% (a reduction to 96.7% of the stockholder's prior percentage ownership interest) would constitute a "meaningful reduction." Under this ruling, it is likely that a small minority stockholder who exercises no control over the Company, and all of whose actual and constructively owned Shares are tendered at or below the Purchase Price, would satisfy the "not essentially equivalent to a dividend" test notwithstanding proration in the Offer. Stockholders expecting to rely on the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

     Corporate Stockholder Dividend Treatment. Under current law, if a sale of Shares by a corporate stockholder is treated as a dividend, the corporate stockholder may be entitled to claim a dividends-received deduction under
Section 243 of the Code, subject to applicable limitations. However, it is expected that any amount received by a corporate stockholder pursuant to the Offer that is treated as a dividend would constitute an "extraordinary dividend" under Section 1059 of the Code. Accordingly, a corporate stockholder would be required under Section 1059(a) of the Code to reduce its basis (but not below zero) in its Shares by the non-taxed portion of the dividend (i.e., the portion of the dividend for which a deduction is allowed). Under the recently enacted Taxpayer Relief Act of 1997 (the "Act"), if such portion exceeds the stockholder's tax basis for its Shares, the excess will be recognized immediately as taxable gain from the sale of such Shares in the year in which Shares are sold pursuant to the Offer. Corporate stockholders should consult their own tax advisors as to the application of Section 1059 of the Code to the Offer.

     Additional Tax Considerations. The distinction between capital gains and ordinary income is relevant because certain individuals are subject to taxation at reduced rates on certain capital gains. For example, under the Act, a stockholder who is an individual and has held his Shares for more than 18 months may be entitled to a 20% maximum federal tax rate for gains from the sale of these Shares. Stockholders should consult their own tax advisers in this regard.

     Foreign Stockholders. The Company will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to a foreign stockholder or his agent, unless the Company determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business by the foreign stockholder within the United States. For this purpose, a "foreign stockholder" is a person or entity that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust. Without definite knowledge to the contrary, the Company will determine whether a stockholder is a foreign stockholder by reference to the stockholder's address. A foreign stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder (a) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above, (b) is entitled to a reduced rate of withholding pursuant to a treaty and the Company withheld at a higher rate, or (c) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business by a foreign stockholder within the United States or that the foreign stockholder is entitled to the benefits of a tax treaty, the foreign stockholder must deliver to the Depositary (or other person who is otherwise required to withhold United States tax) a properly executed statement claiming such exemption or benefits. Such statements may be obtained from the Depositary. Foreign stockholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

     The Company has not determined whether or not it is or has been, during a five-year lookback period, a United States real property holding corporation, within the meaning of section 897(c) of the Code. A foreign stockholder who (a) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above and (b) beneficially owns or has owned, during a five-year lookback period, directly, indirectly or constructively more than five percent of the Shares (a foreign stockholder who is described in both clauses (a) and (b) of this sentence is hereafter called a "Large Foreign Stockholder"), will be presumed, under Treasury Regulation section 1.897-2(g), to dispose of shares in a United States real property holding corporation unless the Large Foreign Stockholder establishes, by methods prescribed in the above-cited Treasury regulation, that the Shares do not constitute a United States real property interest. A Large Foreign Stockholder who does not rebut the presumption by the prescribed methods generally will recognize gain or loss on the disposition of its Shares pursuant to the Offer as if such gain or loss were effectively connected with a United States trade or business. Large Foreign Stockholders, if any, are urged to consult their own tax advisors regarding the particular United States federal income tax consequences to them of a sale of Shares pursuant to the Offer.

     Backup Withholding. See Section 3 with respect to the application of the United States federal income tax backup withholding.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT APPLY TO SHARES ACQUIRED IN CONNECTION WITH THE EXERCISE OF STOCK OPTIONS OR PURSUANT TO OTHER COMPENSATION ARRANGEMENTS WITH THE COMPANY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING STOCKHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THE OFFER AND THE EFFECT OF THE STOCK OWNERSHIP ATTRIBUTION RULES MENTIONED ABOVE.

14. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS.

     The Company expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary. There can be no assurance, however, that the Company will exercise its right to extend the Offer. During any such extension, all Shares previously tendered will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in Section 4. The Company also expressly reserves the right, in its sole discretion, (a) to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment or, subject to Rule 13-4(f)(5) under the Exchange Act, which requires the Company either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination to the Depositary and making a public announcement thereof and (b) at any time or from time to time amend the Offer in any respect. Amendments to the Offer may be effected by public announcement. Without limiting the manner in which the Company may choose to make public announcement of any termination or amendment, the Company shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the Dow Jones News Service, except in the case of an announcement of an extension of the Offer, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the Shares in this Offer or in documents furnished subsequent thereto will be disseminated to holders of Shares in compliance with Rule 13e-4(e)(2) promulgated by the Commission under the Exchange Act.

     If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. Those rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Commission has stated that in its view, an offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. The Offer will continue or be extended for at least ten business days from the time the Company publishes, sends or gives to holders of Shares a notice that it will (a) increase or decrease the price it will pay for Shares or the amount of the Dealer Manager's soliciting fee or (b) increase (except for an increase not exceeding 2% of the outstanding Shares) or decrease the number of Shares it seeks.

15. FEES AND EXPENSES.

     Morgan Stanley & Co. Incorporated will act as Dealer Manager for the Company in connection with the Offer. The Company has agreed to pay the Dealer Manager, upon acceptance for payment of Shares pursuant to the Offer, a fee equal to $.10 multiplied by the aggregate number of Shares purchased by the Company pursuant to the Offer. The Dealer Manager also will be reimbursed by the Company for its reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses, including liabilities under the federal securities laws, in connection with the Offer.

     The Dealer Manager has rendered, is currently rendering and is expected to continue to render various investment banking and other advisory services to the Company. It has received, and will continue to receive, customary compensation from the Company for such services.

     The Company has retained First Chicago Trust Company of New York, as Depositary, and Morrow & Co., Inc., as Information Agent, in connection with the Offer. The Information Agent may contact stockholders by mail, telephone, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Depositary and the Information Agent will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. The Company has agreed to indemnify the Depositary and the Information Agent against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

     The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the fee of the Dealer Manager). The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers.

16. MISCELLANEOUS.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is filed with the

Commission. The Company has also filed an Issuer Tender Offer Statement on
Schedule 13E-4 with the Commission, which includes certain additional information relating to the Offer. Such reports, as well as such other material, may be inspected and copies may be obtained at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C., and should also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and other information related to registrants that file electronically with the Commission. Such reports, proxy statements and other information also should be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York. The Company's Schedule 13E-4 may not be available at the Commission's regional offices.

     The Offer is being made to all holders of Shares. The Company is not aware of any state where the making of the Offer or its acceptance is prohibited by administrative or judicial action pursuant to a valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer or its acceptance, the Company will make a good faith effort to comply with such statute. If, after such good faith effort, the Company cannot comply with such statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in such state. In those jurisdictions whose securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdictions.

                                          BROWNING-FERRIS INDUSTRIES, INC.

September 4, 1997